Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . 0.5

(Print or type responses)

1. Name and Address of Reporting Person* Stevens, Maryjane (Last) (First) (Middle) 303 Peachtree Center Avenue, Suite 500 (Street) Atlanta, GA 30303 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 04/20/2001	4. Issuer Name and Ticker or Trading Symbol Interland, Inc. (ILND)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Chief Financial Officer		6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
	1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
	Common Stock	35,800 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

  If the Form is filed by more than one person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	(2)	12/31/09	Common Stock	32,400	$5.37	D
Employee Stock Option (right to buy)	(3)	07/01/09	Common Stock	70,200	$2.78	D

Explanation of Responses:

  Includes 25,000 shares of restricted stock.  Of that restricted stock, 12,500 shares become unrestricted on December 22, 2001 and 12,500 shares become unrestricted on June 22, 2002.  All of such shares will become unrestricted at the end of six (6) months from the date of a change in control.
  The options vest in three (3) equal annual installments commencing on December 31, 2000.  Vesting is subject to the reporting person being employed by the issuer.
  The options vest in three (3) equal annual installments commencing July 1, 2000.  Vesting is subject to the reporting person being employed by the issuer.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Maryjane Stevens Maryjane Stevens	4/20/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Page 2